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FORM X-17A-5
PART III

RECEIVED
JUL 2 9 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___06/01/03___ AND ENDING___05/31/04___
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBG/Brokerage Services, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

One North Brentwood Blvd., Suite 1100
                    (No. and Street)

| St. Louis, | Missouri | 63105 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Donald L. Esstman   314.290.3384
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anders Minkler & Diehl LLP
            (Name – if individual, state last, first, middle name)

| 705 Olive Street | St. Louis, | Missouri | 63101 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Donald L. Esstman_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____RBG/Brokerage Services, L.L.C._____ , as of _____May 31_____ , 20_04_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____Managing Member_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RBG/BROKERAGE SERVICES, L.L.C.
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED MAY 31, 2004
AND
INDEPENDENT AUDITORS' REPORT

Contents



AMD anders minkler & diehl llp

CPAs ✦ Consultants

Independent Auditors' Report

Member
RBG/Brokerage Services, L.L.C.
St. Louis, Missouri

We have audited the accompanying statement of financial condition of RBG/Brokerage Services, L.L.C. (the Company) as of May 31, 2004, and the related statements of operations and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RBG/Brokerage Services, L.L.C. as of May 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Anders Minkler & Diehl LLP

July 20, 2004

705 OLIVE • 10TH FLOOR • ST LOUIS MISSOURI 63101-2298 • (314) 655-5500 • FAX (314) 655-5501 • www.amdcpa.com

FINANCIAL
STATEMENTS

RBG/Brokerage Services, L.L.C.
STATEMENT OF FINANCIAL CONDITION
May 31, 2004

ASSETS

ASSETS
  Cash $ 7,005

    Total Assets $ 7,005

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY $ 7,005

    Total Liabilities and Member's Equity $ 7,005

RBG/Brokerage Services, L.L.C.
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
For The Year Ended May 31, 2004

EXPENSES		
Administrative expenses	$	3,472
Total Expenses		3,472
NET LOSS		(3,472)
MEMBER'S EQUITY, Beginning of year		7,327
CAPITAL CONTRIBUTIONS		3,150
MEMBER'S EQUITY, End of year	$	7,005

RBG/Brokerage Services, L.L.C.
STATEMENT OF CASH FLOWS
For The Year Ended May 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (3,472)
Net Cash Used In Operating Activities	(3,472)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	1,500
Net Cash Provided by Financing Activities	1,500
DECREASE IN CASH	(1,972)
CASH, Beginning of year	8,977
CASH, End of year	$ 7,005

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES:

In accordance with the expense-sharing agreement between the Company and its Parent (Note D), the liability for the annual audit of $1,650 has been recorded as a capital contribution as such liability is the responsibility of the Parent.

A.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization

RBG/Brokerage Services, L.L.C., a Missouri Limited Liability Company (the Company), was formed as a single member limited liability company under the laws of the State of Missouri on August 9, 2000. The Company is wholly owned by Rubin, Brown, Gornstein & Co., LLP (the Parent), a CPA firm.

Nature of Operations

The Company offers investment company products on an application-way or subscription basis. Investment products offered include mutual funds, variable products, private placement stock and limited partnership offerings. The Company also offers merger and acquisition services regarding valuations, financial forecasts and projections, strategic planning, market research and financing alternatives. There have been no significant operations of the Company through May 31, 2004 other than start-up expenditures and regulatory registration fees.

Income Taxes

No provision has been made for income taxes since the Company has elected to operate as a partnership for tax purposes and the income or loss of the Company is included in the income tax return of the member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.   **RESERVE REQUIREMENTS**

The Company is not obligated to report under the Securities and Exchange Commission (SEC) Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

C.   **CAPITAL REQUIREMENTS**

The Company is subject to the net capital rules of the SEC. Under these rules, a broker-dealer may not engage in any securities transaction at a time when its "aggregate indebtedness" exceeds by 15 times its "net capital," as those terms are defined by the rules. At May 31, 2004, the Company's net capital was $7,005 while required net capital was $5,000. The Company has no aggregate indebtedness at May 31, 2004.

D.   **RELATED PARTY TRANSACTIONS**

The Company has executed a written expense-sharing agreement with its Parent outlining the allocation of shared expenses incurred for rent, clerical services, technology, professional services, etc. The agreement states that the Company is not responsible for repaying any of the shared expenses. The Parent will pay for all such specified overhead expenses, including compensation of the manager, and the Company will pay only for its own direct operating expenses. In accordance with the terms of this agreement, the Company has recorded the liability for the audit of $1,650 at May 31, 2004 as a capital contribution as such liability is the responsibility of the Parent.

SUPPLEMENTARY
INFORMATION

RBG/Brokerage Services, L.L.C.
**COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF
AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1**
May 31, 2004

Net capital	$	7,005
Less net capital requirement		5,000
Net capital in excess of requirement	$	2,005
Aggregate indebtedness	$	-
Ratio of aggregate indebtedness to net capital		0



CPAs + Consultants

<u>Independent Auditors' Supplementary</u>
<u>Report on Internal Control</u>

Member
RBG/Brokerage Services, L.L.C.
St. Louis, Missouri

In planning and performing our audit of the financial statements of RBG/Brokerage Services, L.L.C. (the Company) for the year ended May 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons, (2) recordation of differences required by rule 17a-13 and (3) complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

July 20, 2004